HEAD OFFICE


GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com


03022060

May 1, 2003

Division of International Corporate Finan
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

According to the Bank's Board of Directors' decision dated 30.04.2003, Garanti Bank's capital was increased by 3.82571% from TL791,747,816,066,116 to TL822,037,812,602,365 under the registered capital ceiling of TL1 quadrillion. The increase of TL30,289,996,536,249 was covered from the sale of the Bank's real estates. The Head Office had been authorized to distribute the shares representing this capital increase in the form of bonus shares to the Bank's shareholders.

Yours Sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations